EXHIBIT A TO ARTICLES OF MERGER

CERTIFICATE OF

SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION

OF

CHINA TRANSINFO TECHNOLOGY CORP.

a Nevada Corporation

Pursuant to Chapter 78 of the Nevada Revised Statutes, the undersigned officer of China TransInfo Technology Corp., a Nevada corporation (the “Corporation”), does hereby certify as follows:

The board of directors of the Corporation duly adopted resolutions proposing to amend and restate the articles of incorporation of the Corporation as set forth below in connection with the proposed merger (the “Merger”) described in the foregoing Articles of Merger, declaring said amendment and restatement to be advisable, fair to and in the best interest of the Corporation.

Certain directors and officers of the Corporation have interests in the Merger that are different from, or in addition to, the interests of the Corporation’s stockholders generally (the “Rollover Holders”).

The amendment and restatement of the articles of incorporation as set forth below has been approved by (i) at least a majority of the voting power of the outstanding shares of voting common stock generally, and (ii) at least a majority of the voting power of the outstanding shares of voting common stock (excluding the shares of the common stock owned by the Rollover Holders), together which is sufficient for approval thereof.

This certificate below sets forth the text of the articles of incorporation as amended and restated in their entirety to the date set forth below.

[Second Amended and Restated Articles of Incorporation on following page.]

SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION

OF

CHINA TRANSINFO TECHNOLOGY CORP.

a Nevada Corporation

China TransInfo Technology Corp. (the “Corporation”) hereby amends and restates its Articles of Incorporation (these “Articles of Incorporation”) pursuant to Chapter 78 of the Nevada Revised Statutes.

ARTICLE ONE

Name. The name of the Corporation is China TransInfo Technology Corp.

ARTICLE TWO

Address; Registered Agent. The address of the registered office of the Corporation in the State of Nevada is 2215-B Renaissance Drive, Las Vegas, Nevada 89119, and the name of the registered agent of the Corporation at such address is CSC Services of Nevada, Inc.

ARTICLE THREE

Authorized Shares; Voting. The Corporation has authority to issue 1,000 total shares of common stock with no par value per share.

ARTICLE FOUR

Board of Directors. The name and address of the Corporation’s sole director is the following: Shudong Xia, the Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road. PO Box 32052, Grand Cayman KY1-1208, Cayman Islands.

ARTICLE FIVE

Indemnification. Subject to the requirements of applicable law requiring mandatory indemnification, if any, the Corporation shall indemnify, to the maximum extent permitted by applicable law, any person who incurs liability or expense by reason of such person acting as an officer or director of the Corporation. The Corporation shall indemnify the directors and officers of the Corporation for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of such directors or officers to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the Corporation. The indemnification and advancement of expenses hereby authorized is continuing and shall inure to the benefit of the heirs, executors and administrators of each such director, officer, employee and agent, as applicable. Any repeal or modification of this article shall be prospective only, and shall not adversely affect any indemnification or limitations on the personal liability of a director or an officer of the Corporation for acts or omissions prior to such repeal or modification. Further, neither any amendment nor repeal of this article, nor the adoption of any provision of these Articles of Incorporation inconsistent with this article, shall eliminate or reduce the effect of this article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE SIX

Liability. To the fullest extent permitted by applicable law, any person acting as a director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for any action taken or any failure to take any action by such person as a director or officer. No repeal, amendment or modification of this article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a person as a director or officer of the Corporation occurring prior to such repeal, amendment or modification. The provisions of this article shall not be deemed to limit or preclude indemnification of a person acting as a director or officer for any liability of such person which has not been eliminated by the provisions of this article.

ARTICLE SEVEN

Preemptive Rights. No stockholder of the Corporation shall have a preemptive right to acquire the Corporation’s unissued shares unless and to the extent a written agreement between such stockholder and the Corporation provides for such preemptive right.

ARTICLE EIGHT

Bylaws. In furtherance and not in limitation of any powers under the law, the Board of Directors shall have exclusive authority to make, alter, amend or repeal the bylaws of the Corporation.

ARTICLE NINE

Amendments. Except as expressly provided by articles 8 and 9 above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter permitted by Nevada law, and all rights conferred upon stockholders granted by these Articles are subject to this reservation.

ARTICLE TEN

Combinations. The Corporation expressly elects not to be governed by NRS 78.411 to 78.444, inclusive.

ARTICLE ELEVEN

Acquisition of a Controlling Interest. The provisions of NRS 78.378 to 78.3793, inclusive, do not apply to the Corporation or the acquisition of a controlling interest by existing or future stockholders, whether or not identified.

* * *

Dated: October 31, 2012

By: /s/ Shudong Xia
Name: Shudong Xia
Title: Chief Executive Officer